VIA EDGAR

August 19, 2015

Mr. Gus Rodriguez, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE:	Virginia National Bankshares Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 30, 2015
File No. 000-55117

Dear Mr. Rodriguez:

This letter is our response to your letter dated August 6, 2015 regarding the Annual Report on Form 10-K for the year ended December 31, 2014 for Virginia National Bankshares Corporation (the “Company”).

Company Response

For your convenience, the text of the Staff’s comment is set forth below in bold followed by our response. The heading and numbered response set out below corresponds to the heading and numbered comment in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 9A. Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, page 88

1.	Please revise the disclosure in the third paragraph to state management’s assessment of the effectiveness of the company’s internal control over financial reporting as of the end of the company’s most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.

In accordance with your comment, we have filed Amendment No. 1 on Form 10-K/A to restate Part II, Item 9A in its entirety for the purpose of affirming that as of December 31, 2014, management has concluded that the internal control over financial reporting was effective.

In addition, as your letter requested, we acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please contact me at 434-817-8534 or Glenn Rust, President and Chief Executive Officer, at 434-817-8649.

Sincerely,
/s/ Vicki T. Miller
Vicki T. Miller
Senior Vice President and Controller